July 28, 2009

Mr. Michael R. Clampitt

Ms. Allicia Lam

Securities and Exchange Commission

Mail Stop 4561

100 F Street, NE

Washington, DC 20549-4561

RE:	1st Financial Services Corporation

Registration Statement on Form S-4, as amended

Commission File No. 333-158963

Our File 031133-00072

Dear Mr. Clampitt and Ms. Lam:

We withdraw the request for acceleration filed yesterday. Our counsel, Knox Proctor, will be in further touch with you concerning this registration statement.

Yours very truly,

/s/ Gregory L. Gibson

Gregory L. Gibson
Chief Executive Officer

ND: 4851-2704-5892, v. 1

Enclosure

cc:	Mr. Knox Proctor, Ward and Smith, P.A.

Mr. Todd Eveson, Gaeta & Eveson, P.A.